SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549

                                   ___________



                                    FORM 11-K



 ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2000



           AIR METHODS CORPORATION 401(K) AND RETIREMENT SAVINGS PLAN
                              (Full title of plan)



                             AIR METHODS CORPORATION
                7301 SOUTH PEORIA ST., ENGLEWOOD, COLORADO 80112
  (Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices)

                              REQUIRED INFORMAITON

The financial statements and schedule of the Air Methods Corporation 401(k) and Retirement Savings Plan for the year ended December 31, 2000 prepared in accordance with the financial reporting requirement of ERISA along with the independent auditors' report thereon, is provided beginning on page 1 attached hereto.

                                     EXHIBIT

23.1 Consent of KPMG LLP

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan administrator has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.



           AIR METHODS CORPORATION 401(K) AND RETIREMENT SAVINGS PLAN
                                 (Name of Plan)




Dated:  June 28, 2001                          By:  /s/  Kathleen  Ann  Joyce
                                                    ----------------------------
                                                    Kathleen  Ann  Joyce
                                                    Employee  Benefits  Manager
                                                    Air  Methods  Corporation
                                                    Plan  Administrator

                             AIR METHODS CORPORATION
                       401(K) AND RETIREMENT SAVINGS PLAN

                              Financial Statements
                            and Supplemental Schedule

                           December 31, 2000 and 1999

                   (With Independent Auditors' Report Thereon)

                             AIR METHODS CORPORATION
                       401(K) AND RETIREMENT SAVINGS PLAN

                                TABLE OF CONTENTS
                                                                          PAGE

Independent Auditors' Report                                                1

Statements of Net Assets Available for Participant Benefits -
     December 31, 2000 and 1999                                             2

Statements of Changes in Net Assets Available for Participant Benefits -
     Years ended December 31, 2000 and 1999                                 3

Notes to Financial Statements                                               4


SUPPLEMENTAL SCHEDULE

Schedule of Assets Held for Investment Purposes -
     December 31, 2000                                                      9

                          INDEPENDENT AUDITORS' REPORT


The  Board  of  Directors
Air  Methods  Corporation:

We have audited the accompanying statements of net assets available for participant benefits of the Air Methods Corporation 401(k) and Retirement
Savings Plan (the Plan) as of December 31, 2000 and 1999, and the related statements of changes in net assets available for participant benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for participant benefits of the Air Methods Corporation 401(k) and Retirement Savings Plan as of December 31, 2000 and 1999, and the changes in those net assets for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                    KPMG LLP


Denver,  Colorado
May  18,  2001

                              AIR METHODS CORPORATION
                         401(K) AND RETIREMENT SAVINGS PLAN

            Statements of Net Assets Available for Participant Benefits

                             December 31, 2000 and 1999


                                                              2000         1999
                                                          ------------  ----------
Assets:
  Investments, at fair value (note 3):
    Pooled funds                                          $ 12,481,689  12,583,208
    Air Methods Corporation common stock                       333,507     199,915
    Loans to participants                                      621,334     521,093
                                                          ------------  ----------

           Net assets available for participant benefits  $ 13,436,530  13,304,216
                                                          ============  ==========

See  accompanying  notes  to  financial  statements.

                                 AIR METHODS CORPORATION
                            401(K) AND RETIREMENT SAVINGS PLAN

          Statements of Changes in Net Assets Available for Participant Benefits

                          Years ended December 31, 2000 and 1999


                                                                   2000          1999
                                                               -------------  -----------
Contributions:
  Employer                                                     $    825,646      399,190
  Participants                                                    1,965,719    1,224,499
                                                               -------------  -----------
                                                                  2,791,365    1,623,689
                                                               -------------  -----------

Investment income:
  Net realized and unrealized appreciation (depreciation)
    of investments (note 3)                                      (1,794,690)   2,688,119
  Interest                                                           52,486       47,676
                                                               -------------  -----------
        Net investment income (loss)                             (1,742,204)   2,735,795
                                                               -------------  -----------

        Total additions                                           1,049,161    4,359,484

Deductions from net assets attributed to
  distributions to participants, net of administrative
  expenses and other                                               (916,847)    (461,271)
                                                               -------------  -----------

        Net increase in net assets available for participant
           benefits                                                 132,314    3,898,213

Net assets available for participant benefits:
  Beginning of year                                              13,304,216    9,406,003
                                                               -------------  -----------

  End of year                                                  $ 13,436,530   13,304,216
                                                               =============  ===========

See  accompanying  notes  to  financial  statements.

                             AIR METHODS CORPORATION
                       401(K) AND RETIREMENT SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2000 and 1999


(1)  SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES

     (a)  BASIS  OF  FINANCIAL  STATEMENT  PRESENTATION

          The  Air  Methods  Corporation 401(k) and Retirement Savings Plan (the
          Plan) is a defined contribution plan sponsored by Air Methods Corporation (the Employer).

          The accompanying financial statements have been prepared on the accrual basis of accounting and present the net assets available for participant benefits and the changes in those net assets.

          The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of increases and decreases to plan assets during the reporting period. Actual results could differ from those estimates.

     (b)  INVESTMENTS

          The Plan's investments are managed by Great-West Life & Annuity Insurance Company, the trustee of the Plan. Investments in equity and fixed income pooled funds are stated at fair values based upon quoted market prices of securities underlying the pooled funds. The common stock of the Employer is stated at fair value based upon published market price. The Short Term Fund is stated at cost which approximates market. Guaranteed Certificate Funds are fully benefit responsive and are reported at contract value, which approximates fair value. Changes in market values after the plan year-end are not reflected in the accompanying financial statements. Investment transactions are recorded on the date of purchase or sale (trade date). Gains and losses on sales of investments are determined using the average cost method.

     (c)  LOANS  TO  PARTICIPANTS

          Loans to plan participants are recorded at the amounts borrowed plus accrued interest less principal balances repaid. The loans bear interest at the prime rate plus 2% and have maximum terms of five years, except for loans for primary residences, which may have a term of up to fifteen years. The interest rates on loans outstanding range from 8.75% to 11.00% at December 31, 2000.

     (d)  NEW  ACCOUNTING  PRONOUNCEMENTS

          In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities (SFAS No. 133). SFAS No. 133 requires that an entity recognize all derivatives and measure those instruments at fair value.


                                        4                            (Continued)

                             AIR METHODS CORPORATION
                       401(K) AND RETIREMENT SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2000 and 1999


          SFAS. No. 133 is effective for fiscal years beginning after June 15, 2000. Pursuant to SFAS No. 137, the Plan is required to adopt SFAS No. 133 effective January 1, 2001. Management has determined that SFAS No. 133 is not expected to have a material impact on the Plan's financial statements.

(2)  PLAN  DESCRIPTION

     The following summary of the Plan provides general information only. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

     (a)  GENERAL

          The Plan was established effective January 1, 1989 by the Employer for the benefit of its employees and to qualify under Section 401(k) of the Internal Revenue Code. The Employer contracts with the trustee and custodian for the investing, safekeeping and accounting for the Plan's assets and valuation of the individual participant's accounts.

          Employees who have completed six months of service and are over the age of 18 are eligible to participate in the Plan through June 1999. Effective July 1, 1999, employees are no longer required to have completed six months of service to be eligible to participate in the Plan.

          Although it has not expressed any intention to do so, the Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act. In the event of Plan termination, the participant would become 100% vested in their accounts.

          Each participant is assessed an annual administrative fee which is accounted for as a distribution and varies based upon the number of participants and rates negotiated by the Employer. All other plan expenses are paid by the Employer.

     (b)  CONTRIBUTIONS

          The Employer will make a contribution equal to 50% of the first 6% of compensation (the employer matching contribution) contributed by the employee. Effective July 1, 1999, the Employer began making an additional discretionary contribution equal to 1% of compensation (the employer profit sharing contribution), if the participant is employed on the last day of the quarter. Effective January 1, 2000, this percentage was increased to 1.5% of compensation.

          Participants may annually contribute from 1% to 18% of their annual compensation. The contributions are invested at the direction of the participant in a variety of investment options, as described in note
          3. Maximum contributions by participants are limited as a result of the provisions of the Tax Reform Act of 1986 ($10,500 in 2000 and $10,000 in 1999). Included in participants' contributions are rollovers from other qualified plans of $192,299 and $33,634 in 2000 and 1999, respectively.


                                        5                            (Continued)

                             AIR METHODS CORPORATION
                       401(K) AND RETIREMENT SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2000 and 1999


     (c)  DISTRIBUTIONS

          Withdrawals from the Plan may be made by a participant or beneficiary upon death, disability, retirement, financial hardship or termination of employment. Distributions are either in a lump sum cash payment or through a ten-year certain life annuity.

          Benefits are recorded when paid. For financial statement reporting purposes, benefits payable are not accrued but are considered as part of net assets available for participant benefits. There were no benefits payable to participants who had withdrawn from participation in the Plan as of December 31, 2000 or 1999.

     (d)  VESTING

          Participant contributions and the earnings thereon are fully vested at all times. Vesting of Employer contributions and the earnings thereon is based on years of continuous services, as follows:

                                           NONFORFEITABLE
                          YEARS OF            VESTED
                          SERVICE           PERCENTAGE
                          -------          -----------

                             1                33.33%
                             2                66.67%
                             3               100.00%

          Forfeitures amounts are used to reduce future Employer contributions and totaled $14,582 and $1,574 for the years ended December 31, 2000 and 1999, respectively.

(3)  INVESTMENTS

     The Plan's various investments consist of pooled funds managed by the trustee and are described by the trustee as follows:

     AGGRESSIVE GROWTH FUNDS - mutual funds consisting primarily of common stocks.

     GROWTH FUNDS - mutual funds consisting primarily of common stocks with a record of paying dividends, and which are widely recognized Standard & Poor's 500 and Standard & Poor's Mid-Cap issues or are of firms that have had significant earnings growth over the past 10 years.

     GROWTH & INCOME FUNDS - mutual funds consisting primarily of common stocks of well known companies with histories of stable and improving revenue and earnings, and fixed income and money market securities.

                             AIR METHODS CORPORATION
                       401(K) AND RETIREMENT SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2000 and 1999


     BOND FUNDS - mutual funds consisting of government agency mortgage-related securities and investment grade corporate debt securities and debt securities of the U.S. government or its agencies.

     INTERNATIONAL FUNDS - mutual funds consisting primarily of common stocks from around the world excluding the United States.

     SHORT TERM FUND - mutual fund consisting of short term money market securities.

     GUARANTEED CERTIFICATE FUND - fund similar to a certificate of deposit where funds deposited earn a guaranteed rate of return paid by the trustee.

     EMPLOYER  STOCK  -  common  stock  of  Air  Methods  Corporation.

     The  Plan's  investments  were  as  follows  at  December  31:

                                                         FAIR VALUE
                                                -----------------------------
                                                   2000              1999
                                                ------------     ------------
          Pooled funds:
              Aggressive Growth Funds           $ 5,361,740    *   5,603,965  *
              Growth Funds                        2,759,521    *   2,602,895  *
              Growth & Income Funds               2,460,576    *   2,352,574  *
              Bond Funds                            647,781          566,046
              International Funds                   539,543          700,282  *
              Short Term Fund                       457,447          483,647
              Guaranteed Certificate Fund           255,081          273,799
          Air Methods Corporation Common stock      333,507          199,915
                                                ------------     ------------

                                                $12,815,196       12,783,123
                                                ============     ============

     *    Represents  investments  that are 5% or more of the Plan's net assets.

Net appreciation (depreciation) in fair value for the years ended December 31, including realized gains and losses, was as follows:

                                                    2000        1999
                                               ------------  ------------
          Pooled funds:
              Aggressive Growth Funds           $(1,069,721)  1,522,062
              Growth Funds                         (388,592)    522,314
              Growth & Income Funds                (269,978)    359,331
              Bond Funds                             53,348       3,557
              International Funds                  (202,102)    193,921
              Short Term Fund                        25,164      16,336
          Air Methods Corporation Common stock       57,191      70,598
                                               -------------  ------------

                                                $(1,794,690)  2,688,119
                                               =============  ============

                             AIR METHODS CORPORATION
                       401(K) AND RETIREMENT SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2000 and 1999


(4)  FEDERAL  INCOME  TAXES

     The Plan has received a determination letter from the Internal Revenue Service stating that the Plan constitutes a qualified plan under Section 401(k) of the Internal Revenue Code (IRC) and is, therefore, exempt from Federal income taxes under provisions of Section 501(a) of the IRC. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan administrator is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

     Except for participant after-tax contributions, participants are not subject to income taxes on contributions or other accumulations in their account until a distribution is made from the Plan.

(5)  FINANCIAL  REPORTING

     In September 1999, the American Institute of Certified Public Accountants issued Statement of Position 99-3, Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters (SOP 99-3). SOP 99-3 simplifies the disclosure for certain investments and is effective for plan years ending after December 15, 1999 with earlier application encouraged. The Plan adopted SOP 99-3 during the Plan year ending December 31, 1999. Accordingly, information previously required to be disclosed about participant-directed fund investment programs are not presented in the Plan's 1999 or 2000 financial statements.

(6)  SUBSEQUENT  EVENT

     In January 2001, the Plan's investments were transferred to Wells Fargo Bank N.A., the new trustee for the Plan. Distributions from the plan were suspended from December 15, 2000 to February 21, 2001 while the transfer was completed.

                                     AIR METHODS CORPORATION
                               401(K) AND RETIREMENT SAVINGS PLAN

                         Schedule of Assets Held for Investment Purposes

                                        December 31, 2000


IDENTITY OF ISSUER, BORROWER, LESSOR OR SIMILAR PARTY AND DESCRIPTION OF INVESTMENT   FAIR VALUE
------------------------------------------------------------------------------------  ----------
*Great West Life & Annuity Insurance Company Pooled Funds:
  Aggressive Growth Funds:
     American Century Ultra                                                            2,858,344
     Maxim Growth Index                                                                  280,041
     AIM Constellation                                                                 1,396,954
     Orchard Index 600                                                                    81,192
     Lord Abbett Developing Growth                                                        84,196
     Profile Series I                                                                    661,013
                                                                                      ----------
                                                                                       5,361,740
                                                                                      ----------

  Growth Funds:
     Orchard Index 500                                                                   570,699
     AIM Weingarten                                                                    1,179,149
     Maxim T. Rowe Price Mid-Cap Growth                                                   80,893
     Maxim Ariel Small-Cap Value                                                         124,319
     Maxim Loomis Sayles Small-Cap Value                                                  86,711
     Profile Series II                                                                   717,750
                                                                                      ----------
                                                                                       2,759,521
                                                                                      ----------

  Growth & Income Funds:
     AIM Charter                                                                       1,055,828
     Maxim FounderGrowth and Income                                                      129,509
     Fidelity Advisor Growth Opportunities                                               369,240
     Putnam Fund for Growth and Income                                                   174,098
     Maxim Value Index                                                                   239,776
     Profile Series III                                                                  467,451
     Profile Series IV                                                                    18,226
     Profile Series V                                                                      6,448
                                                                                      ----------
                                                                                       2,460,576
                                                                                      ----------

  Bond Funds:
     Maxim Bond Index                                                                    157,271
     Maxim Loomis Sayles Corporate Bond                                                  109,692
     Maxim US Government Mortgage Securities                                             348,896
     Maxim Global Bond                                                                    25,078
     Maxim Short-Term Maturity                                                             6,844
                                                                                      ----------
                                                                                         647,781
                                                                                      ----------

  International Funds:
     Maxim Index European                                                                102,434
     Fidelity Advisor Overseas                                                            42,174
     Maxim Invesco ADR                                                                     7,916
     Maxim Index Pacific                                                                  64,013
     Putnam Global Growth                                                                323,006
                                                                                      ----------
                                                                                         539,543
                                                                                      ----------

Maxim Money Market Fund                                                                  438,340
Short Term Fund I                                                                         19,107
Guaranteed Certificate Funds                                                             255,081
                                                                                      ----------
     Total pooled funds                                                               12,481,689

*Air Methods Corporation Common Stock                                                    333,507
Participant loans (interest rates ranging from 8.75% to 11.00%)                          621,334
                                                                                      ----------
*Denotes party-in-interest                                                            13,436,530
                                                                                      ==========

See accompanying independent auditors' report.